TREASURY FUND

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General information

Item A.1	Report for March 8, 2019

Item A.2	CIK Number of registrant — 0000701939

Item A.3	EDGAR Series Identifier — S000008270

Item A.4	Securities Act File Number — 002-77048

Item A.5	Provide the name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR.

Timothy D. Barto
tbarto@seic.com
(610) 676-2533

Part B: Default or event of insolvency of portfolio security issuer — Not applicable

Part C: Provision of financial support to fund

Item C.1	Description of nature of support — Capital Contribution

Item C.2	Person providing support — SEI Investments Management Corporation

Item C.3	Brief description of relationship between the person providing support and the fund — SEI Investments Management Corporation is the investment adviser to the Treasury Fund.

Item C.4	Date support provided — March 8, 2019

Item C.5	Amount of support — $56,455.32

Item C.6	Security supported — Not applicable

Item C.7	Value of security supported on date support was initiated — Not applicable

Item C.8

Brief description of reason for support — The support, in the form of a capital contribution, related to the Treasury Fund’s historical losses. While the amount of the losses did not increase recently, more recent redemptions in the Treasury Fund have caused the historical losses to become more material to the net asset value than when the Fund had greater assets. The amount of the support is equal to the difference between the Treasury Fund’s net assets and the net asset value per share of $1.0000 multiplied by the number of shares outstanding.

Item C.9	Term of support — One time capital contribution

Item C.10	Brief description of any contractual restrictions relating to support — Not applicable

Part D: Deviation between current net asset value per share and intended stable price per share — Not applicable

Part E: Imposition of liquidity fee — Not applicable

Part F: Suspension of fund redemptions — Not applicable

Part G: Removal of liquidity fees and/or resumption of fund redemptions — Not applicable

Part H: Optional disclosure — Not applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEI DAILY INCOME TRUST
(Registrant)

Date: March 8, 2019

/s/ Timothy D. Barto
Timothy D. Barto
Vice President & Secretary SEI Daily Income Trust